

April 27, 2023

Michael Glimcher
Chief Executive Officer
BentallGreenOak Industrial Real Estate Income Trust, Inc.
399 Park Avenue
18th Floor
New York, NY 10022

       Re: BGO Industrial Real Estate Income Trust, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-11
           Submitted April 12, 2023
           CIK No. 0001942722

Dear Michael Glimcher:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-11

How will your NAV per share be calculated?, page 14

1. We note your disclosure that your net asset value will be determined by SS&C Technologies, Inc. Please file the consent for this firm and identify this entity as an expert. Please refer to Section 7(a) and Rule 436 of the Securities Act.

You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel B. Honeycutt, Esq.